2441 Presidential Parkway, Midlothian, TX 76065

(800) 752.5386 • Fax (800) 579.4271

www.ennis.com

February 9, 2012

SENT VIA FAX AND U.S. MAIL

Mr. Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ennis, Inc.

Form 10-K, filed May 10, 2011

File No. 001-05807

Dear Mr. Webb:

In connection with the Securities and Exchange Commission comment letter dated February 3, 2011, covering the above captioned filing with the Commission, we submit the following response. To facilitate your review, we have retyped each of your comments, following which is our response.

1.	Please confirm that in future filings you will have the principal financial officer and principal accounting officer sign in their individual capacity.

Response: The Company will have the principal financial officer and principal accounting officer in all future filings sign in their individual capacity.

In connection with responding to the Commission’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any period under the federal securities laws of the United States.

If you have any questions concerning these responses, please call me at 972-775-9805.

Respectfully submitted,

/s/ Richard L. Travis, Jr.

Richard L. Travis, Jr.

Chief Financial Officer